Letter to J. Rosenberg, Thursday 26 October 2006, Page 1

Serono SA
1267, Coinsins
Vaud
Switzerland

Stuart Grant,
CFO
Tel. +41 22 739.30.00
Fax +41 22 739.30.22

Via EDGAR

Mr. James Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
USA
Tel. (202) 551-3679

Geneva, 26 October 2006

Re:	Serono S.A.
Form 20-F for the fiscal year ended December 31, 2005
Filed February 28, 2006
Commission File No. 001-15096

Dear Mr. Rosenberg:

I am writing this letter in response to your letter to the undersigned of September 20, 2006 with respect to the above-referenced annual report on Form 20-F.  The responses set forth below correspond to the numbered comments in your letter.

Item 5. Operating and Financial Review and Prospects, page 43

II. Critical accounting policies and the use of estimates, page 44

1.              Please provide us revised disclosures that provide all information contemplated by Section V. of Financial Reporting Release 72 (Financial Reporting Codification Section 501.14) about your critical accounting estimates. For example, your existing disclosures do not appear to address the extent to which each estimate and the significant assumptions underlying each estimate have changed in the past and are reasonably likely to change in the future. Otherwise, please advise us that historical changes have

Letter to J. Rosenberg, Thursday 26 October 2006, Page 2

not been material and that any reasonably likely changes are not expected to be material.

1. Company Response

The company proposes that the section on disclosures of our Annual Report on Form 20-F for the year ending December 31, 2006, to be as follows:

Critical accounting policies and the use of estimates

Our operating and financial review and prospects are based upon our consolidated financial statements, which have been prepared in accordance with IFRS. We have provided in note 39 of the consolidated financial statements a reconciliation of net income and shareholders’ equity from IFRS to U.S. GAAP. Our significant accounting policies are set out in note 1 of our consolidated financial statements. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts in our consolidated financial statements and accompanying notes. These estimates and assumptions form the basis for making judgments about the carrying values of assets and liabilities. We base our estimates and assumptions on historical experience and on various other factors that we believe to be reasonable under the circumstances. We revise our estimates on an ongoing basis based on the experience that we have gained and ensure that future estimates reflect any changes in significant assumptions. In reviewing those estimates and the underlying assumptions and applying them to previous estimates we have not found material changes in the estimates that we have made. As such we do not expect that changes in the underlying assumptions are likely to have a material impact on our business under a normal operating basis. Actual results could differ materially if other parties used different estimates and assumptions. We believe the following accounting policies to be critical because they are important to gain an understanding of our operating results and financial conditions and they require significant judgment.

III. Results of Operations, page 47

2.Total Revenues, page 48

Product Sales, page 48

2. Please provide us, in disclosure-type format, a discussion of why the new reserves recorded for product returns fluctuated between the periods presented and why the new reserves have fluctuated significantly more than the actual reserves applied during the period presented.

Letter to J. Rosenberg, Thursday 26 October 2006, Page 3

2. Company Response

New product returns reserves recorded in 2005, 2004 and 2003 as a percentage of gross product sales were 0.6%, 0.4% and 1.5% respectively.   Reserves for product returns recorded in 2005 and 2004 were lower as a percentage of gross product sales when compared to 2003 as a result of the application of lower product return rates in the U.S. for sales of Rebif and Novantrone.  Following the launch of these two products we based our initial forecasts on rates of returns for similar products targeting similar therapeutic areas and using similar distribution channels, using both our own knowledge as well as established practices within the industry. However, actual returns were lower than our estimates and therefore in 2005 and 2004 return rates for these products were reduced in 2005 and 2004 based on the volume of actual returns received.  In addition, product returns of existing Gonal-F product related to the 2004 U.S. launch of Gonal-F fill-by-mass formulation and the Gonal-F pre-filled pen were less than expected.

IV. Liquidity and capital resources, page 63

Contractual Cash Obligations, page 67

3. Please provide us revised disclosures that includes in your table the $103 million in contractual commitments under collaborative agreements disclosed on page F-59 or that clarifies why they are excluded from the table. If you continue to exclude this amount, please clarify for us how this is consistent with Item 303(a)(5) of Regulation S-K and Financial Reporting Release 67.

3. Company Response

Our future minimum non-cancellable contractual obligations as of December 31, 2005, including the $103 million in contractual commitments under collaborative agreements disclosed on page F-59, are described below:

		Payments due by year (in U.S.$m)
Contractual obligation	Total	Less Than 1 year	1-3 years	4-5 years	After 5 years
Financial debts	637.6	2.6	625.6	3.5	5.9
Operating lease	120.3	28.4	30.6	20.7	40.6
Finance lease	0.1	0.1	—	—	—
Capital commitments	72.7	72.7	—	—	—
Contractual commitments	103.0	44.4	32.1	23.9	2.6
Total	933.7	148.2	688.3	48.1	49.1

Letter to J. Rosenberg, Thursday 26 October 2006, Page 4

Furthermore, in preparing the table of contractual cash obligations in the liquidity and capital resources section of our Annual Report on Form 20-F for the year ending December 31, 2006, we will include the contractual commitments within the table to address your comment.

The company acknowledges that:

•                  The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking ay action with respect to the filing; and

•                  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments about our Form 20-F, please feel free to call me or call our Vice President — Corporate Finance, Tom Hallam, at +41.22.739.3000.

Very truly yours,

/s/ Stuart Grant

Stuart Grant

Chief Financial Officer